D90/COMP SEC/RQ
01 May 2003


03050525



Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAY 1 5 2003
WASH. D.C. 188 SECTION

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 28th March 2003 - 1st May 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since March 28, 2003 to May 1, 2003

1. Announcement dated March 28, 2003 regarding share repurchase programme.
2. Announcement dated March 31, 2003 regarding share repurchase programme.
3. Announcement dated April 1, 2003 regarding notification of interests of directors and connected persons.
4. Announcement dated April 25, 2003 regarding director shareholding.
5. Announcement dated April 25, 2003 regarding notification of directors' interests.
6. Announcement dated April 28, 2003 regarding notification of interests of directors and connected persons.
7. Announcement dated May 1, 2003 regarding board appointments.

Documents filed by Boots Group PLC with the Registrar of Companies from March 28, 2003 to May 1 2003

8. For 169 in respect of a return by a company purchasing its own shares (dated 26 February 2003).
9. For 169 in respect of a return by a company purchasing its own shares (dated 5 March 2003).
10. For 169 in respect of a return by a company purchasing its own shares (dated 11 March 2003).
11. For 169 in respect of a return by a company purchasing its own shares (dated 14 March 2003).
12. For 169 in respect of a return by a company purchasing its own shares (dated 21 March 2003).

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully



Ruth Quesnell
Company Secretarial Assistant



D90/COMP SEC/RQ
01 May 2003

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 28th March 2003 - 1st May 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since March 28, 2003 to May 1, 2003

1. Announcement dated March 28, 2003 regarding share repurchase programme.
2. Announcement dated March 31, 2003 regarding share repurchase programme.
3. Announcement dated April 1, 2003 regarding notification of interests of directors and connected persons.
4. Announcement dated April 25, 2003 regarding director shareholding.
5. Announcement dated April 25, 2003 regarding notification of directors' interests.
6. Announcement dated April 28, 2003 regarding notification of interests of directors and connected persons.
7. Announcement dated May 1, 2003 regarding board appointments.

Documents filed by Boots Group PLC with the Registrar of Companies from March 28, 2003 to May 1 2003

8. For 169 in respect of a return by a company purchasing its own shares (dated 26 February 2003).
9. For 169 in respect of a return by a company purchasing its own shares (dated 5 March 2003).
10. For 169 in respect of a return by a company purchasing its own shares (dated 11 March 2003).
11. For 169 in respect of a return by a company purchasing its own shares (dated 14 March 2003).
12. For 169 in respect of a return by a company purchasing its own shares (dated 21 March 2003).

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully



Ruth Quesnell
Company Secretarial Assistant

RNS The company news service from the London Stock Exchange



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:22 28 Mar 2003
Number	3849J

28th March 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th March 2003, Boots Group PLC acquired 170,000 ordinary shares in the company for cancellation. The price paid was 545.0000p per share. This brings the total number of shares purchased during this programme to 36,420,427.

END

END





Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:52 31 Mar 2003
Number	4461J

31st March 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 31st March 2003, Boots Group PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 531.9725p per share. This brings the total number of shares purchased during this programme to 37,420,427.

END

END





Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:35 1 Apr 2003
Number	4676J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of director

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Lapsed SAYE option

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

1,552

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

13) Date of transaction

1st April 2003

14) Date company informed

1st April 2003

15) Total holding following this notification

89,917

16) Total percentage holding of issued class following this notification

0.011%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification
Sonia Fennell

Assistant Company Secretary
Date of Notification.....1 April 2003.............................

END





RNS The company news service from the London Stock Exchange



Full Text Announcement






Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	12:00 25 Apr 2003
Number	3909K

On 25th April 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 1,673 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.13. This represents approximately 0.0002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. H. Dodd, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 1,673.

END







Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:05 25 Apr 2003
Number	4074K

BOOTS GROUP PLC

25th April 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 25th April 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has resulted in an overall increase by 59,526 as a result of exercises and purchases by participants of rights under The Boots Company All-Employee Share Scheme 2000. This includes a purchase made on 2nd April 2003 under the Share Investment Plan of The Boots Company All-Employee Share Scheme 2000, of 21,682 shares at a price of 5.27p per share. This represents approximately 0.007% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr P Bateman, Mr H Dodd, Mr A Smith and Mr. S.G. Russell.

As result of the transfers referred to above the number of shares held by the Trust has risen to 2,734,849, representing approximately 0.336% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 2,313,407.

For future announcements relating to the Boots Share Plan Trustee Limited, the Company will only announce the movements in the Trust relating to the Free Shares held on behalf of participants for which the directors could be deemed to have an interest.

END







Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:52 28 Apr 2003
Number	4518K

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of director

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stephen George RUSSELL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of tax reclaim on PEP dividends (Single co PEP)

7) Number of shares/amount of stock acquired

1

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

13) Date of transaction

25th April 2003

14) Date company informed

28th April 2003

15) Total holding following this notification

273,722

16) Total percentage holding of issued class following this notification

0.0336%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....28th April 2003............................

END



RNS | The company news service from the London Stock Exchange



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Board Appointments
Released	07:00 1 May 2003
Number	6024K

RNS Number:6024K
Boots Group PLC
01 May 2003

BOOTS ANNOUNCES BOARD APPOINTMENTS

The Board of Boots today announced the following appointments and changes:

- The appointment of Richard Baker as Chief Executive with effect from 15 September 2003. Richard Baker, 40, is currently Chief Operating Officer of Asda. He has been at Asda since 1995.

- The appointment of Sir Nigel Rudd as Chairman, effective from 15 September 2003.

Steve Russell will relinquish the role of Chief Executive and leave the Board at the end of May.

John McGrath, currently Chairman, will also become Acting Chief Executive from the end of May until 15 September when he will retire from the Board.

During Richard's career at Asda he has worked in a range of positions including Chief Operating Officer and Group Marketing Director. He has been a key member of the management team during a period when Asda has been achieving very strong revenue and profit growth. As Chief Operating Officer he has been responsible for the commercial aspects of Asda's activity with a focus on trading, supply and marketing. In his role as Group Marketing Director his remit included corporate marketing, own brand products, customer service and store development programmes. Whilst at Mars he progressed through a series of roles including national account management, marketing and then Head of Sales for UK multiples.

Boots Chairman John McGrath said:

"We have been looking for the right person to accelerate strategic change at Boots. I believe that with Sir Nigel Rudd as Chairman and Richard Baker as Chief Executive we have an excellent combination of skills to lead our strong new executive team. Richard has an outstanding track record in both retail and marketing and I am very pleased to welcome him to Boots.

I would also like to thank Steve Russell for his tremendous contribution to the company during his 36 years' service and in particular his support over the last few months. He leaves the company much changed for the better and the improving trend in recent sales performance is a testament to his hard work."

Commenting on his appointment Richard Baker said:

"I am delighted to be joining Boots, it is one of the most trusted brands in the country with a great team of people, tremendous customer loyalty and strong positions in growth markets. I am looking forward to working with my new colleagues to deliver a successful future for Boots."

\- ENDS -

Notes to Editors:

Date of Birth	6 August 1962
1985	Cambridge University, Downing College, Engineering MA (Hons)
1998	Harvard Business School Diploma in Strategic Retail Management
1986 - 1995	Mars
	Head of Sales - UK multiples Group Brands Controller National Accounts Controller
1995 - 2003	Asda
July 2002 to date	Chief Operating Officer
July 2001 - July 2002	Deputy Chief Operating Officer
June 1999 - July 2001	Group Marketing Director
July 1998 - May 1999	Regional Managing Director
May 1997 - June 1998	Deputy Trading Director
July 1995 - April 1997	Business Unit Director

Married with two children.

Richard Baker will be paid a salary of £625,000 on joining. He will receive share options of three times salary on joining, subject to the performance conditions for the year which will be determined by the Remuneration Committee. He will also be awarded additional share options of one times salary in 2004. Richard will be guaranteed a minimum bonus in the first year of his employment which will be 50% of his salary calculated on a pro rata basis from his starting date. He will also receive compensation of £400,000 for loss of part vested future stock grants from Asda and compensation of £244,375 for loss of short-term bonus.

2. Sir Nigel Rudd was appointed a Non-Executive Director of Boots in December 1999 and has been Deputy Chairman since December 2001. Sir Nigel is currently Non-Executive Chairman of Kidde and announced in February 2003 that he would step down by the end of this year. He is Non-Executive Chairman of Pilkington and of Pendragon. He is also a Non-Executive Director of Barclays.

3. Steve Russell will be compensated in line with his contract.

Notes to Picture Editors:

Photographs of Sir Nigel Rudd and Richard Baker are available at www.newscast.co.uk.

For further information please contact:

Media

Katie MacDonald-Smith
Tel: +44 (0) 115 968 7029
Mobile: +44 (0) 7799 894 260

Investor Relations

Chris Laud
Tel: +44 (0) 115 968 7171

END







COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number

4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Please do not write in the space below For Inland Revenue use only

Note
Th[illegible] return must be de[illegible]ed to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	920,000	1,725,000	465,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	24/02/2/03	25/02/03	26/02/03
Maximum prices paid § for each share	£5.4464	£5.4416	£5.4235
Minimum prices paid § for each share	£5.4464	£5.4416	£5.4235

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 16,919,010.25
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 84,750

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec. Date 27 MAR 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh



COMPANIES FORM No. 169.

Return by a company purchasing its own shares



169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below for Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* BOOTS GROUP PLC

Note

The return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	788,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	03/03/2/03	04/03/03	05/03/03
Maximum prices paid § for each share	£5.4057	£5.3944	£5.4176
Minimum prices paid § for each share	£5.4057	£5.3944	£5.4176

The aggerate amount paid by the company for the shares to which this return relates was:	£ 15,095,590.81
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 75,480

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 27 MAR 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985









£70790

Please do not write in the space below for Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
The return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	615,000	1,000,000	1,000,00[illegible]
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	07/03/2/03	10/03/03	11/03/03
Maximum prices paid § for each share	£5.4485	£5.3960	£5.3864
Minimum prices paid § for each share	£5.4485	£5.3960	£5.3864

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 14,157,932.0
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 70,790

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec. Date 27 MAR 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh



CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985





Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC





Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:





Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	785,000	770,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	12/03/2/03	13/03/03	14/03/03
Maximum prices paid § for each share	£5.3153	£5.2049	£5.2442
Minimum prices paid § for each share	£5.3153	£5.2049	£5.2442

§ A private company is not required to give this informaton





The aggerate amount paid by the company for the shares to which this return relates was:	£ 13,462,747.4
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 67,315

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Sfennell Designation ‡ Asst Sec Date 27 MAR 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue -. Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
The return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	500,000	15,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	18/03/2/03	20/03/03	21/03/03
Maximum prices paid § for each share	£5.2039	£5.3910	£5.3500
Minimum prices paid § for each share	£5.2039	£5.3910	£5.3500

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 7,993,602.36
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 39,970

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec. Date 27 MAR 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh